

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2015

Mr. David Bernstein
Chief Financial Officer
Carnival Corporation
Carnival PLC
3655 NW 87th Avenue
Miami, FL 33178

> **Re:** **Carnival Corporation**
> **Form 10-K for the Year Ended November 30, 2014**
> **Filed January 29, 2015**
> **File No. 001-09610**
>
> **Carnival PLC**
> **Form 10-K for the Year Ended November 30, 2014**
> **Filed January 29, 2015**
> **File No. 001-15136**

Dear Mr. Bernstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended November 30, 2014

Exhibit 13
Management's Discussion and Analysis
2014 Executive Overview, page F-34

1. We note that your discussion in the Executive Overview appears to highlight non-GAAP net income, a non-GAAP financial measure, more prominently than net income calculated in accordance with U.S. GAAP. Pursuant to the guidance outlined in Rule 10(e) of Regulation S-K, GAAP measures should be presented with equal or greater prominence than any non-GAAP measures. Please revise by reorganizing your disclosures and include a more balanced discussion accordingly.

<u>Liquidity, Financial Condition, and Capital Resources, page F-52</u>

2. Please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief